9/3

02049796

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Soho Resources Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

FILE NO. 82- 4126 FISCAL YEAR 2-28-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 9/9/02

82-4126

AR/S

2-28-02

02 SEP -3 AM 9:07

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
SOHO RESOURCES CORP.	02	02	28	02	06	14

ISSUER ADDRESS				
450 – 650 WEST GEORGIA STREET, PO BOX 11569				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N8	604-684-3829	604-684-8071
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
RALPH SHEARING		DIRECTOR		604-684-8071
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	RALPH SHEARING	02	07	18
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	SAM NASTAT	02	07	18

FIN51-901F Rev 2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

See attached audited consolidated financial statements for the year ended February 28, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

   See attached audited consolidated financial statements for the year ended February 28, 2002.

2. Related party transactions:

   See Note 14 of the attached audited consolidated financial statements for the year ended February 28, 2002.

3. Summary of securities issued and options granted during the period:

   a) Summary of securities issued during the period:

Date	Type of Security	Type of Issue	Number of Shares	Price	Amount	Consideration
March 13, 2001	Common shares	Bonus for loan	61,630	$ 0.60	$ 36,978	Provision of loan
March 29, 2001	Common shares	Warrants exercised	40,000	0.29	11,600	Cash
June 4, 2001	Common shares	Options exercised	75,000	0.24	18,000	Cash
June 5, 2001	Common shares	Private placements	745,076	0.40	298,031	Cash
June 5, 2001	Common shares	Finder's fee	25,000	-	-	-
June 8, 2001	Common shares	Options exercised	390,000	0.24	93,600	Cash
June 8, 2001	Common shares	Options exercised	148,000	0.35	51,800	Cash
June 13, 2001	Common shares	Warrants exercised	100,000	0.25	25,000	Cash
June 13, 2001	Common shares	Loan conversion	192,307	0.26	50,000	Settlement of loan
June 15, 2001	Common shares	Warrants exercised	100,000	0.25	25,000	Cash
June 15, 2001	Common shares	Warrants exercised	1,132,307	0.26	294,400	Cash
June 15, 2001	Common shares	Warrants exercised	480,000	0.29	139,200	Cash
September 5, 2001	Common shares	Options exercised	100,000	0.24	24,000	Cash

   b) Summary of options granted during the period: None

4. Summary of securities as at the end of the reporting period:

   a) See Note 11 of the attached audited consolidated financial statements.

   b) See Note 11 of the attached audited consolidated financial statements.

   c) See Notes 9 and 12 of the attached audited consolidated financial statements.

   d) There are no shares being held in escrow or subject to pooling agreements.

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

5. List of Directors and Officers: Bassam Nastat – Director and President
Ralph Shearing – Director, CEO and Secretary
John Anderson – Director
James Matthew Duford – Director
Milton Cox – Director

SCHEDULE C: MANAGEMENT DISCUSSION

Dear Shareholder,

I am pleased to present the audited financial statements for the year ended February 28, 2002 for Soho Resources Corp. ("Soho" or the "Company"). Soho is in the oil & gas business and also maintains an interest in a mineral exploration and mining project.

BOSSIER GAS PRODUCTION AND LEASE ACREAGE ACQUISITION

On January 28, 2002, the Issuer entered into a letter agreement with Gypsy Resources Corp., ("Gypsy") of Olive Branch, MS., to acquire a 12.5% interest in a producing gas well and up to a 100% interest in certain gas leases totaling approximately 770 acres, located within the Bossier Sandstone Gas Play in Freestone County, Texas.

The Company and Gypsy renegotiated the terms of the acquisition such that Soho has made an advance payment to Gypsy of US $100,000 and has thereby purchased a preliminary 5% interest in the Lane #1 well. The balance of funds due to Gypsy under the agreement will be paid upon receiving regulatory approval to the transaction.

Soho will acquire a total of 12.5% interest in the producing Lane #1 gas well and up to a 100% interest in certain gas leases totaling approximately 770 acres, located within the Bossier Sandstone Gas Play, in Freestone County, Texas. Upon regulatory approval of the transaction and payment of all the funds due under the agreement a work program will be conducted on the Lane #1 well. This work program is expected to dramatically increase gas production from the well

The targeted Bossier gas interests are strategically located within Anadarko Petroleum's ("APC:NYSE") east Texas Bossier gas play. The Bossier gas play (1 TCF gas) is Anadarko Petroleum's #1 development and exploration play in North America with 28 rigs working in the 3rd quarter of 2001. Wells commence with high initial production ("IP") consistently over 5mmcf/d, with IP's up to 51.5mmcf/d. Anadarko successfully completed 105 wells in the first nine months of 2001 and is currently producing from the Bossier Formation in over 400 wells. Anadarko gas wells typically have 3 BCF gas reserves on average from the Bossier formation on 80 acre spacing. Anadarko enjoys almost a 100% success rate, with most of their wells being completed as producers. *(information from corporate web site, Anadarko.com)*

The three Gas leases covered under the agreement are:

The Lane lease, approximately 195 acres, containing the Lane #1 gas well currently producing at a restricted rate of approximately 250 mcf/d. Upon completion of the productive Bossier zone in this well, gas was flow tested at a rate of 3.5mmcf/d for 4 hours until production became restricted due with lost circulation material clogging the well bore.

The Garrett unit, approximately 95 acres, containing the plugged W.T. Garrett #1 well bore. The Garrett #1 well has excellent wire line log responses, indicating gas within a thick Bossier sand section.

The Southwestern University Lease, approximately 500 acres, containing the plugged Southwestern University #1 well bore.

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd...)

PRIVATE PLACEMENT FUNDING

On March 13, 2002 Soho announced that it had arranged a private placement of up to 6,500,000 units at $0.10/unit in order to fund the Gypsy acquisition. Soho, as of the date of this shareholder report, is in the final stages of completing this private placement and anticipates closing the placement within the next two week from the date of this report.

Both the above private placement and the Gypsy acquisition require regulatory approval before being fully implemented. The Issuer intends to file for regulatory approval during July 2002.

On April 18, 2002, Mr. Milton Cox and Mr. Bassam "Sam" Nastat were appointed as directors of the Issuer and Mr. Robert Brown resigned from the Issuer's board of directors. At a subsequent board meeting Sam Nastat was appointed President and Milton Cox Chairman & Chief Executive Officer, of the Issuer.

HUNTFORD RESOURCES & ARRANGEMENT AGREEMENT

In February 2001, Soho funded Huntford's acquisition of additional Working Interests in the Quest Prospect and the Quest #16-21 well. Through the remainder of 2001 Soho attempted to secure financing in order to develop the Quest project. These efforts were unsuccessful mostly due to low gas prices and the poor condition of the equity markets through 2001.

The relationship between Mr. Tedesco and the board of directors of Soho deteriorated during late 2001 due to the poor financial condition of both Soho and Huntford as well due to certain issues within Huntford Resources Corp, and in January 2002, Mr. Steven Tedesco resigned his position as president and director of Soho Resources Corp.

The issues within Huntford Resources Corp., that came to the attention of Soho, have caused Soho to indefinitely postpone filing the Huntford transaction for final regulatory approval with the TSX Venture Exchange.

The Huntford corporate issues concerned certain non-arms length transactions implemented within Huntford without proper disclosure to the Issuer, or proper disclosure to the independent members of Huntford's board of directors nor the approval of Huntford's board of directors. These non-arms length transactions seriously affected the assets and liabilities of Huntford such that Soho has found it necessary to indefinitely postpone finalizing the Arrangement Agreement.

Soho hopes that these issues with Huntford can be resolved to its satisfaction in order to allow the Arrangement Agreement to proceed to completion. Soho intends to seek US legal counsel to advise on these important matters and take appropriate steps to resolve all disputes.

Mining Activities

Tahuehueto Mine Project, Mexico

The Company, through its wholly owned Mexican subsidiary, Samarkand de Mexico, owns 90% of the issued and outstanding capital stock of Sacramento de la Plata. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico.

Of the 90% ownership of Sacramento, 85% was acquired in 1997 pursuant to a Share Purchase Agreement.
The vendors refused to accept certain payments due under this agreement and initiated legal action, through the Mexican courts, to have the Share Purchase Agreement rescinded. The Company is successfully defending itself against these actions and believes the lawsuit is without merit. Recent court decisions are supporting the Company's defense as more thoroughly explained in year end 2002 audited financial statements.

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd...)

Due to the ongoing litigation and unfavorable conditions in the mining resource markets, the Tahuehueto Mine Project has been placed on-hold. As a result, the Company has written-down the value of this project to a nominal amount of $100.

Financing

During the year the Company issued 3,589,320 shares for a total consideration of $1,067,609. Please see notes 11 and 12 of the audited financial statements for further details of these financings.

Investor Relations

Soho has engaged Windward Communications Ltd. to work with investors, brokers, analysts and the media. Windward also coordinates the Company's attendance at trade shows, conventions and other presentations. Windward also provides investor relations and corporate communication services in the United States and Great Britain

The Company had engaged Mindshare Communications Inc. in December 2000 to manage and direct the Company's corporate communications and investor relations operations, and retained the part-time services of Phillip Hoy to assist in the preparation of news releases and the maintenance of the Company's shareholder database.

The Company had engaged Mr. John Devlin in July 2000, to work with investors, brokers, analysts and the media. Windward also coordinates the Company's attendance at trade shows, conventions and other presentations. Mr. Devlin's services were terminated in August 2001.

The Company has paid and or accrued $86,435 in investor relation services during the fiscal year ending Feb 28, 2002.

General and administrative expenses

The Company has incurred $637,435 in general and administrative expenses (please see the Company's Consolidated Statements of Operations and Deficit for a breakdown of these expenses). Consulting and financial services of $56,640 are for general geological and financial consulting, and includes fees of $21,000 charged by a director. Investor relations include the amounts as noted above, plus the costs of distributing various news releases and corporate brochures.

A Company controlled by a director charged management fees of $21,000 during the year. Professional fees include fees charged for legal, audit and accounting services. Travel includes the costs of airfare, accommodation, and meals for a variety of business trips related to securing financing and meetings connected with the Huntford acquisition.

Liquidity

The Company had a working capital deficiency of $612,154 at February 28, 2002. In March 2002 the Company announced a potential private placement of $650,000 and since that announcement has concluded agreements for, and collected, approximately $523,700 of the total private placement proceeds and expects to collect the remaining funds over the next two weeks from the date of this management report. The bulk of these private placement funds will be used to pay the acquisition costs of certain gas interests being purchased from Gypsy Resources, Ltd. (as more thoroughly explained in note 19 of the audited financial statements of February 28, 2002), while a smaller portion will help improve the working capital deficiency.

The Company is currently negotiating with certain of its creditors including certain members of Company management and expects to be in a position to significantly reduce the working capital deficiency as well as to retire certain notes payable and convertible loans through debt settlement for shares and debt forgiveness. Management is targeting a debt reduction of up $525,000 through debt settlement for shares and debt forgiveness. Management is also actively negotiating additional financing.

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd...)

Outlook/Overview

Soho's management has made a concentrated effort to enter into the oil and gas resource sector. Upon completing the acquisition of the Gypsy Resources, Ltd., Texas Bossier gas leases and producing Lane #1 gas well, the Company will have secured a cash flowing asset within the exciting Bossier gas trend. The Company anticipates a significant increase in the production from the Lane # 1 gas well upon completion of work program to stimulate the productive zone. The increase in cash flow, plus the debt settlement and debt forgiveness under negotiation and once completed, will help stabilize the Company and allow it to quickly eliminate its working capital deficiency. Continued development on the Gypsy leases being acquired by Soho, is expected to significantly increase cash flow to Soho thereby allowing additional potential acquisitions.

On Behalf of the Board of Directors of
Soho Resources Corp.

"Ralph Shearing"

Ralph Shearing, P.Geol.
Director
July 18, 2002

SOHO RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2002

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Soho Resources Corp.

We have audited the consolidated balance sheets of Soho Resources Corp. as at February 28, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Davidson & Company

Vancouver, Canada

Chartered Accountants

June 14, 2002

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

SOHO RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS
AS AT FEBRUARY 28

	2002	2001
ASSETS		
Current		
Cash	$ -	$ 13,494
Receivables	131,162	87,314
	131,162	100,808
Advances to Huntford Resources Corp. (Note 4)	-	1,319,172
Mineral properties (Note 5)	100	100
Capital assets (Note 7)	16,184	22,288
	$ 147,446	$ 1,442,368
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Bank indebtedness	$ 26	$ -
Accounts payable and accrued liabilities	618,220	467,209
Notes payable (Note 8)	125,070	241,160
Current portion of obligation under capital lease (Note 9)	-	5,639
	743,316	714,008
Convertible loans (Note 10)	221,266	227,000
	964,582	941,008
Shareholders' equity (deficiency)		
Capital stock (Note 11)	9,541,500	8,473,891
Equity component of convertible loan (Note 10)	23,183	-
Deficit	(10,381,819)	(7,972,531)
	(817,136)	501,360
	$ 147,446	$ 1,442,368

Nature and continuance of operations (Note 1)

Subsequent event (Note 19)

On behalf of the Board:

_________________ Director _________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED FEBRUARY 28

	2002	2001
EXPENSES		
Amortization	$ 6,104	$ 8,513
Consulting and financial services	56,640	75,000
Financing fees	30,025	-
Interest and bank charges	1,783	2,902
Interest on capital lease	190	1,301
Interest on convertible loans	94,620	28,189
Interest on notes payable	12,049	4,804
Investor relations	86,435	83,515
Loan bonuses	36,978	33,992
Management fees	21,000	36,000
Office and miscellaneous	22,841	33,930
Professional fees	106,982	82,516
Rent	25,480	22,795
Telephone	10,646	8,383
Transfer agent and regulatory fees	21,477	22,035
Travel and promotion	21,865	30,507
Wages and benefits	82,320	70,304
Loss before other items	(637,435)	(544,686)
OTHER ITEMS		
Other income	56,118	57,472
Provision for write-down of advances to Huntford Resources Corp. (Note 4)	(1,788,053)	-
Write-down of resource property costs (Note 13)	(39,918)	(2,252,245)
	(1,771,853)	(2,194,773)
Loss for the year	(2,409,288)	(2,739,459)
Deficit, beginning of year	(7,972,531)	(5,233,072)
Deficit, end of year	$ (10,381,819)	$ (7,972,531)
Basic and diluted loss per common share	$ (0.26)	$ (0.35)
Weighted average number of common shares outstanding	9,435,205	7,777,496

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED FEBRUARY 28

	2002	2001
CASH FROM OPERATING ACTIVITIES		
Loss for the year	$ (2,409,288)	$ (2,739,459)
Items not involving cash		
Amortization	6,104	8,513
Loan bonuses	36,978	33,992
Accretion of liability component of convertible loan	67,449	-
Provision for write-down of advances to Huntford Resources Corp.	1,788,053	-
Write-down of resource property costs	39,918	2,252,245
Accrued interest	-	(11,641)
Changes in non-cash working capital items		
(Increase) decrease in receivables	(43,848)	20,813
Decrease in prepaid expenses	-	1,478
Increase in accounts payable and accrued liabilities	151,011	119,238
Net cash used in operating activities	(363,623)	(314,821)
CASH FROM FINANCING ACTIVITIES		
Issuance of common shares	980,631	1,605,186
Proceeds from notes payable	68,310	241,160
Repayment of notes payable	(184,400)	-
Proceeds from convertible loan	-	100,000
Payments on capital lease obligation	(5,639)	(10,358)
Net cash provided by financing activities	858,902	1,935,988
CASH FROM INVESTING ACTIVITIES		
Advances to Huntford Resources Corp.	(468,881)	(1,307,531)
Deferred exploration costs	(24,271)	(72,592)
Oil and gas property costs	(15,647)	(235,385)
Net cash used in investing activities	(508,799)	(1,615,508)
Change in cash during the year	(13,520)	5,659
Cash, beginning of year	13,494	7,835
Cash (bank indebtedness), end of year	$ (26)	$ 13,494

Supplemental disclosures with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company have primarily been funded by the issuance of capital stock and loans from related parties. As the Company has a serious working capital deficiency, its ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the future.

	2002	2001
Deficit	$(10,381,819)	$ (7,972,531)
Working capital (deficiency)	(612,154)	(613,200)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owed subsidiary, Samarkand de Mexico S.A. de C.V. ("Samarkand de Mexico") and its 90% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency translation

The Company's subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the exchange rates approximating those in effect at the time of the transactions. Translation gains and losses are included in the results of operations for the year.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Capital assets

Capital assets are recorded at cost and are being amortized over their estimated useful lives on the declining balance basis as follows:

Computer equipment	30%
Office equipment	20%
Automotive	30%

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized over the proven reserves available on the related property following commencement of production.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

Environmental protection and rehabilitation costs

A provision for environmental and site reclamation costs will be accrued over the life of the project when reclamation requirements are established and costs can be reasonably estimated.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

Cost of maintaining resource properties

The Company does not accrue the estimated future costs of maintaining its resource properties in good standing.

Oil and gas properties

The Company follows the full cost method of accounting for its oil and gas operations, whereby all costs of exploring for and developing oil and gas reserves are capitalized on a country-by-country basis. Costs include land acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, costs of production and overhead charges directly related to acquisition, exploration and development activities. Proceeds from the disposal of oil and natural gas properties are applied against capitalized costs. Gains or losses are not recognized on disposals unless crediting the proceeds against capitalized costs would materially alter the rate of depletion.

The capitalized costs, together with estimated future capital costs associated with the development of proven reserves, are depleted and amortized using the unit of production method based on proven oil and natural gas reserves, before royalties, determined by independent engineers. For purposes of the depletion and amortization calculations, oil and natural gas reserves are converted to a common unit of measure based upon their relative energy content.

Total capitalized costs plus a provision for future development costs, are depleted on a country-by-country cost centre basis, using the unit-of-production method based upon estimated gross proven reserves as determined by independent and Company engineers. Costs of unproven properties excluded from the depletion calculation are evaluated periodically for impairment.

The Company applies a ceiling test to capitalized costs to ensure that such costs do not exceed the estimated future net revenues from production of proven reserves, at prices and operating costs in effect at the year end, plus the cost of unevaluated properties less management's estimate of impairment. The test also provides for estimated future administrative overhead, financing costs, future site restoration costs and taxes.

Estimated future removal and site restoration costs are provided for on the unit-of-production method. These costs are based on year end engineering estimates of the anticipated costs of site restoration in accordance with current legislation and industry practices. The annual charge is recorded as additional depletion and amortization.

Stock-based compensation

The Company grants incentive stock options in accordance with the policies of the TSX Venture Exchange ("TSX") as described in Note 12. No compensation expense is recognized when stock options are granted or extended. Consideration paid for shares on the exercise of stock options is credited to capital stock.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd…)

Income taxes

Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Diluted loss per share has not been presented separately as this calculation proved to be anti-dilutive.

Loss per share is calculated using the weighted average number of shares outstanding during the year.

3. **FINANCIAL INSTRUMENTS**

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, notes payable and convertible loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Financial risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

4. **ADVANCES TO HUNTFORD RESOURCES CORP.**

In fiscal 2001, pursuant to a Plan of Arrangement, and subject to regulatory and shareholder approval, the Company agreed to acquire 100% of the issued and outstanding capital stock of Huntford Resources Corp. ("Huntford"), a company incorporated in Colorado, U.S.A. and subsequently related by virtue of a common director. Huntford's business is the exploration and development of oil and gas properties. As consideration, the Company will issue 1,839,600 common shares. Security for the advances will not be required or granted provided that the proposed share exchange is completed successfully. If the Plan of Arrangement is not adopted, security interest will not be a first charge and payment from the security shall not exceed 25% of Huntford's net monthly revenue. Interest shall accrue at 8% per annum until the loans are paid in full.

4. ADVANCES TO HUNTFORD RESOURCES CORP. (cont'd…)

During the current year, the Company decided to indefinitely postpone filing the Plan of Arrangement with the TSX for final approval of the Huntford exchange, due to certain issues within Huntford that may have seriously impaired the value of the assets and liabilities of Huntford. Management has provided an allowance against the total advances, plus accrued interest, to Huntford of $1,788,053, as the collectability of this amount is uncertain. The Company is currently reviewing its options relating to the collection of the advances and the appropriate steps to resolve all disputes.

5. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tahuehueto Project

The Company, through its wholly-owned Mexican subsidiary, Samarkand de Mexico, acquired 90% of the issued and outstanding capital stock of Sacramento De La Plata S.A. de C.V. ("Sacramento"). Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. The property is subject to a 2% net smelter returns royalty.

Pursuant to a Share Purchase Agreement signed in 1997 and subsequent amendments thereto, the Company agreed to make cash and share payments in exchange for 85% of Sacramento's issued and outstanding capital stock. In 1998, an additional 5% of the issued and outstanding capital stock of Sacramento was transferred to Samarkand de Mexico for no consideration, increasing the Company's interest to 90%.

On March 29, 1999, the Company properly notified the Vendors of its intent to make the final cash payments, totalling US$205,000, and to issue 116,767 common shares. The Vendors were requested to designate a place of payment to allow the Company to forward the funds and the shares. The Vendors refused to accept payment. Consequently, common shares, totalling 158,436, issued to the Vendors on March 31, 1999 and March 31, 2000, are being held by the Company pending settlement of this dispute.

Subsequent to March 29, 1999, Samarkand de Mexico was served with a statement of claim registered in the civil court of Mazatlan, Sinaloa, Mexico that seeks the rescission of the Share Purchase Agreement whereby Samarkand de Mexico acquired its 85% interest in Sacramento. The statement of claim was filed by the three Vendors of the shares of Sacramento. The Vendors alleged that the Company failed to make the final payments before the due dates specified in the Share Purchase Agreement.

Subsequent to February 28, 2002, Samarkand de Mexico was informed that the Third Civil Court of the State of Sinaloa, issued a decision rejecting the civil claim filed by two of the Plaintiffs against Samarkand de Mexico. The two Plaintiffs suits were seeking the rescission of the Share and Purchase Agreement whereby the Plaintiffs transferred to Samarkand de Mexico the ownership of Series A shares of Sacramento.

5. **MINERAL PROPERTIES** (cont'd…)

Tahuehueto Project (cont'd…)

An identical action was also filed against Samarkand de Mexico with respect to Series B shares of Sacramento which were transferred to Samarkand de Mexico, under the same Share Purchase Agreement.

In June 2002 the Plaintiffs filed an appeal to the above decision with the appeals court of jurisdiction in Mexico.

The Company and Samarkand de Mexico will continue to rigorously defend against all actions, as it is the Company's opinion that the suit is totally without merit. However, due to the uncertainty regarding a timely settlement of the suit, the Company has written-down the property and related costs to a nominal value.

Mineral property costs incurred on the Tahuehueto Project as follows:

	2002	2001
Balance, beginning of year	$ 100	$ 1,622,606
Acquisition costs – issuance of common shares (Note 11)	-	212,507
Fees and licenses	-	1,366
Consulting	13,231	45,082
Property taxes	11,040	14,890
Travel and transport	-	161
Labour	-	11,093
	24,271	285,099
Cost recoveries	-	(269,686)
Written-down during the year (Note 13)	(24,271)	(1,637,919)
	-	(1,622,506)
Balance, end of year	$ 100	$ 100

6. **OIL AND GAS PROPERTIES**

Pursuant to a Participation Agreement entered into with Huntford, dated September 27, 1999, the Company was assigned a 43% interest in certain oil and gas leases located in North Dakota, U.S.A. To earn its interest, the Company paid $82,560 and was required to fund 43% of all exploration and development costs. In addition, the Company issued 51,683 common shares, valued at $12,404, as finder's fee. As drilling did not result in the discovery of economically viable quantities of gas, the well was abandoned and all related costs were written off during the year ended February 28, 2001.

During the current year, the Company paid $15,647 for a 60 day option to acquire an additional 8% and 20% in certain acreage held by Huntford in the Quest project. The option expired unexercised and $15,647 was written-off to operations.

6. OIL AND GAS PROPERTIES (cont'd…)

Costs were incurred as follows:

	2002	2001
Incurred during the year		
Acquisition costs	$ 15,647	$ -
Drilling	-	225,734
Miscellaneous	-	9,651
	15,647	235,385
Balance, beginning of year	-	378,941
Written-off during the year (Note 13)	(15,647)	(614,326)
Balance, end of year	$ -	$ -

7. CAPITAL ASSETS

	2002			2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 55,139	$ 45,094	$ 10,045	$ 55,139	$ 40,789	$ 14,350
Office equipment	31,775	27,119	4,656	31,775	25,955	5,820
Automotive	21,179	19,696	1,483	21,179	19,061	2,118
	$ 108,093	$ 91,909	$ 16,184	$ 108,093	$ 85,805	$ 22,288

8. NOTES PAYABLE

	2002	2001
U.S.$122,000 promissory note bearing interest at 10% per annum, compounded monthly and due April 18, 2001. The Company granted the lender a 20% bonus equal to 61,630 shares valued at $0.60 per share.	$ -	$ 184,400
Various loans to related parties bearing interest at prime plus 2% per annum, are unsecured and have no specific terms of repayment.	119,070	56,760
Various loans bearing interest at prime plus 2% per annum, are unsecured and have no specific terms of repayment.	6,000	-
	$ 125,070	$ 241,160

8. NOTES PAYABLE (cont'd…)

The fair value of notes payable is not determinable as they have no specific repayment terms.

9. OBLIGATION UNDER CAPITAL LEASE

On September 26, 1997 the Company entered into a capital lease agreement secured by computer equipment. The lease expired on August 26, 2001.

10. CONVERTIBLE LOANS

		2002		2001
Principal	$	177,000	$	227,000
Accreted interest		67,449		-
		244,449		227,000
Equity component of convertible loan		(23,183)		-
Liability component	$	221,266	$	227,000

The Company borrowed $177,000 from a corporation controlled by the Company's president. This loan bears interest at 12% per annum, is due on October 7, 2003 and the principal balance is convertible into common shares as follows:

i) at $1.80 per share to October 7, 2002; or

ii) at $2.10 per share to October 7, 2003.

The liability component of the convertible loan was calculated at the present value of the required principal payments discounted at an interest rate approximating that which would have been applicable to non-convertible debt at the time the loan was issued. Over the term of the debt obligation, the liability component will be accreted to the face value of the loan by the recording of additional interest expense.

During the year ended February 28, 2001, the Company arranged for a $50,000 convertible loan from a director of the Company. The loan was interest-bearing at 10% per annum and convertible into units of the Company at $0.26 per unit. Each unit consisted of one common share and one share purchase warrant, enabling the lender to acquire an additional common share at $0.26 per share for a two year period. During the current year, the loan was converted into 192,307 common shares and the warrants were exercised.

11. CAPITAL STOCK

	Number of Shares		Amount
Authorized			
100,000,000 common shares without par value			
100,000,000 Class A preference shares with a par value of $1 per share			
100,000,000 Class B preference shares with a par value of $5 per share			
Common shares issued			
Balance as at February 29, 2000	6,510,518	$	6,500,206
Mineral property payments	41,669		212,507
Private placements	4,699,988		1,399,996
Commission on private placement	224,999		78,750
Exercise of warrants	775,000		195,350
Exercise of options	41,000		9,840
Settlement of debt	205,714		72,000
Conversion of convertible loan	250,000		50,000
Loan bonuses	85,217		33,992
Share issuance costs	-		(78,750)
Balance as at February 28, 2001	12,834,105		8,473,891
Private placements	745,076		298,031
Finder's fee	25,000		-
Exercise of warrants	1,852,307		495,200
Exercise of options	713,000		187,400
Conversion of convertible loan (Note 10)	192,307		50,000
Loan bonuses	61,630		36,978
Balance as at February 28, 2002	16,423,425	$	9,541,500

12. STOCK OPTIONS AND WARRANTS

Pursuant to the policies of the TSX, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. Options can be granted for a maximum term of 5 years.

On September 7, 2001, the Company amended the exercise price of 400,000 outstanding incentive stock options to directors, officers and employees of the Company. The 400,000 options are now exercisable at $0.40 per share and will expire on their original expiry date.

12. **STOCK OPTIONS AND WARRANTS** (cont'd...)

As at February 28, 2002, the following directors' and employees' stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
27,000	$ 0.24	October 22, 2004
15,000	0.25	December 5, 2005
400,000	0.40	February 15, 2006

As at February 28, 2002, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
810,000	$ 0.26	October 18, 2002
372,538	0.43	June 5, 2003

. option transactions and the number of share options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, February 29, 2000	409,500	$ 0.24
Exercised	(41,000)	0.24
Granted	878,000	0.42
Outstanding, February 28, 2001	1,246,500	0.30
Exercised	(713,000)	0.26
Expired/cancelled	(91,500)	0.37
Repriced	(400,000)	0.60
Repriced	400,000	0.40
Outstanding, February 28, 2002	442,000	$ 0.39
Number of options currently exercisable	442,000	$ 0.39

13. WRITE-DOWN OF RESOURCE PROPERTY COSTS

	Acquisition Costs	Deferred Exploration Costs	Total
Year ended February 28, 2002			
Huntford Properties, North Dakota, U.S.A. (Note 6)	$ 15,647	$ -	$ 15,647
Tahuehueto Project, Mexico (Note 5)	-	24,271	24,271
	$ 15,647	$ 24,271	$ 39,918
Year ended February 28, 2001			
Huntford Properties, North Dakota, U.S.A. (Note 6)	$ 94,964	$ 519,362	$ 614,326
Tahuehueto Project, Mexico (Note 5)	1,219,825	418,094	1,637,919
	$ 1,314,789	$ 937,456	$ 2,252,245

14. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Accrued $21,000 (2001 - $36,000) for management fees to a director.

b) Accrued $21,000 (2001 - $36,000) for consulting fees to a director.

c) Included in receivables is $87,538 (2001 - $66,273) for secretarial services and office expenses due from company of which a director is a senior officer.

d) A convertible loan of $221,266 (2001 - $177,000) is due to a company owned by a director (Note 10).

e) A convertible loan of $Nil (2001 - $50,000) and notes payable totalling $119,070 (2001 - $56,760) are due to directors.

f) Paid or accrued interest expense of $74,644 (2001 - $27,730) to directors and a company owned by a director.

g) Included in accounts payable and accrued liabilities is $75,016 (2001 - $77,599) for management fees and $61,543 (2001 - $51,388) for consulting fees due to directors.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

15. SEGMENTED INFORMATION

The Company operates in three geographic segments as follows:

	2002	2001
Loss for the year was incurred in:		
Canada	$ 581,317	$ 472,898
Mexico	24,271	1,652,235
USA	1,803,700	614,326
	$ 2,409,288	$ 2,739,459
Identifiable assets are located in:		
Canada	$ 147,346	$ 1,441,529
Mexico	100	839
	$ 147,446	$ 1,442,368

16. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2002	2001
Cash paid during the year for interest	$ 6,637	$ 6,247
Cash paid during the year for income tax	-	$ -

Significant non-cash transactions during the year ended February 28, 2002 included:

a) The issuance of 192,307 common shares for the conversion of a convertible loan of $50,000 (Note 10).

b) The issuance of 25,000 common shares as a finder's fee pursuant to a private placement.

c) The issuance of 61,630 common shares, valued at $36,978, for loan bonuses.

Significant non-cash transactions during the year ended February 28, 2001 included:

a) The issuance of 41,669 common shares, valued at $212,507, as consideration towards the acquisition of the Tahuehueto Project mineral property (Note 5).

b) The issuance of 205,714 common shares as settlement of debt and accounts payable totalling $72,000.

c) The issuance of 250,000 common shares for the conversion of a convertible loan of $50,000.

16. **SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS** (cont'd...)

d) The issuance of 224,999 common shares, valued at $78,750, as a commission on a private placement.

e) The issuance of 85,217 common shares, valued at $33,992, for loan bonuses.

17. **INCOME TAXES**

a) A reconciliation of income taxes at statutory rates with reported taxes follows:

	2002	2001
Loss before income taxes	$ (2,409,288)	$ (2,739,459)
Income tax recovery	$ (954,078)	$ (1,249,741)
Write-off of resource properties for accounting purposes	15,807	1,027,474
Miscellaneous	6,000	3,884
Loss on write-off of advance receivable	354,000	-
Unrecognized benefits of non-capital losses	578,271	218,383
	$ -	$ -

The Company has non-capital losses carried forward of approximately $2,921,000 which expire commencing 2003. Subject to certain restrictions, the Company also has net capital losses and resource expenditures available to reduce taxable income in future years. Future tax benefits, which may arise as a result of these losses and resource expenditures have not been recognized in these financial statements.

b) Significant components of the Company's future income tax assets and liabilities are as follows:

	2002	2001
Future income tax assets		
Resource property expenditures	$ 1,900,000	$ 2,318,277
Capital loss carryforwards	354,000	6,528
Share issue costs	-	32,846
Non-capital loss carryforwards	1,157,000	999,029
	3,411,000	3,356,680
Valuation allowance	(3,411,000)	(3,356,680)
Net future income tax assets	$ -	$ -

18. COMMITMENTS

Operating lease

The Company rents its office premises under an operating lease. The operating lease commitment is as follows:

2003	$ 15,727
2004	16,892
2005	18,077
	$ 50,696

19. SUBSEQUENT EVENT

Subsequent to February 28, 2002 the Company entered into a letter agreement with Gypsy Resources Ltd. to acquire certain gas leases located in Freestone County, Texas. The Company will acquire a 12.5% interest in the producing Lane No. 1 gas well and up to a 100% interest in certain gas leases, totalling approximately 770 acres. The Company paid US$100,000 with the balance of US$150,000 due under the agreement to be paid upon regulatory approval of the transaction.

In conjunction with the above letter agreement, the Company has arranged a non-brokered private placement to issue up to 6,500,000 units at $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire an additional common share for $0.10 for a one year period, subject to regulatory approval.